

May 24, 2022

Carl F. Giesler, Jr.
Executive Vice President and Chief Financial Officer
Southwestern Energy Company
10000 Energy Drive
Spring, TX 77389

      Re: Southwestern Energy Company
            Form 10-K for Fiscal Year Ended December 31, 2021
            Filed March 1, 2022
            File No. 001-08246

Dear Mr. Giesler:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K filed March 1, 2022

General

1.   We note that you provided more expansive disclosure in your 2020/2021 Corporate Responsibility Report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your 2020/2021 Corporate Responsibility Report.

Risk Factors, page 34

2.   Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as market trends that may alter business opportunities or technological changes.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page
54</u>

3.   We note your 2020/2021 Corporate Responsibility Report reflects that you have
        implemented methane mitigation technologies, including through the use of equipment
        that appears meant to reduce emissions from your operations. Revise your disclosure to
        quantify any material past and/or future capital expenditures for climate-related projects or
        tell us why you believe they are not material to your operations. Please provide
        quantitative information for each of the periods for which financial statements are
        presented in your Form 10-K and for any future periods as part of your response.

4.   We note your risk factor disclosure regarding the physical impacts of adverse weather. If
        material, disclose any weather-related damages to your property or operations and any
        weather-related impacts on the cost or availability of insurance. Your response should
        include quantitative information for each of the periods for which financial statements are
        presented in your Form 10-K and explain whether changes are expected in future periods.

5.   We note your disclosure on page 28 of your Form 10-K regarding compliance with
        environmental laws and regulations, including those relating to climate change. Please
        tell us about and quantify compliance costs related to climate change for each of the
        periods covered by your Form 10-K and whether increased amounts are expected to be
        incurred in future periods.

6.   Please discuss any purchase or sale of carbon credits or offsets and the effects on your
        business, financial condition, and results of operations. Please ensure you provide
        quantitative information with your response for each of the periods for which financial
        statements are presented in your Form 10-K and for any future periods.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation